GGL DIAMOND CORP.




05008055

904 – 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

May 4, 2005

PRESS RELEASE



GGL reports: GGL's disciplined and rigorous approach will bring shareholder rewards

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) provided an update and outlook on exploration activities and results in the quarterly report for the three months ended Feb. 28, 2005 and in the Annual Report, published recently. (Please go to http://www.ggldiamond.com/ for the Management Discussion & Analysis (MD&A) and financial statements for both the recent fiscal year end and for the first quarter report.)

Subsequent to the issuance of these reports, the Company announced it had closed a private placement financing with The Tell Fund, for gross proceeds of $1.4 million. Funds are for the exploration of Fishback Lake and Doyle Lake properties.

Also subsequent to the publication of these reports, the Company announced results of the April drilling at Fishback (*News Release, April 29, 2005*), where no kimberlite was found but geologists will further analyze the drill core from two of the four holes drilled.

In the first quarter report, Mr. Hrkac outlined the spring exploration program, which included plans for ground geophysics on the ice over lake-based targets in the Central Slave Craton (at Courageous and Seahorse properties) and at Doyle Lake. Although results have not yet been analyzed, the program at Courageous and Seahorse has been completed and the geophysical crew has begun work on the Doyle properties.

In the Annual Report's Directors' Report to Shareholders, the Company noted that with the exception of the Doyle joint venture project with De Beers, all of GGL's projects are 100% owned by the Company – and all are in advanced stages of exploration. Mr. Hrkac described 2004 as an "eventful" year in which the Company continued to take a systematic, rigorous and disciplined approach to its exploration efforts.

He noted that GGL's 100% ownership in the Doyle claims is one of the main assets of the Company, deserving of future exploration.

To summarize the MD&A in the Annual Report and the first quarter report:

Doyle Lake - De Beers Joint Venture: In June 2004, De Beers informed GGL it would survey and take to lease claims covering 15,380 acres in the Doyle Lake project. These claims include LA 4 to LA 9 inclusive and the fractional claims Extra 2 to Extra 4 inclusive. Five potential kimberlite targets have been identified on these claims. The Company is carried as to its 40% interest and is not required to fund exploration. It is looking forward to discussing the next steps and some exploration-related issues with De Beers.

Doyle Lake: GGL 100%-owned claims: The remaining claims at Doyle Lake including the diamond-bearing kimberlite sill have been returned with clear title and 100% ownership to GGL.

Analysis has shown that the Doyle sill has high diamond-bearing potential and the Company plans to explore by drilling the down dip potential of the kimberlite body, to sample it by taking a 20-40 tonne sample, and test new targets in the 100% owned Doyle area. (The work at Doyle is now in progress starting with new ground geophysical surveys.)

CH project area: Ground geophysics on the ice over lake-based targets in the Central Slave Craton (on Seahorse and Courageous) was completed in April. The results of this program will assist in evaluating a number of targets and identifying priorities for drilling.

In the past year, 270 additional indicator mineral samples were taken on the CH claims, helping to further define the more than 40 indicator trains and potential trains located to date.

Gold properties: The Company has converted its claims at McConnell Creek, 21 km south of the Kemess open pit copper-gold mine, to the new Mineral Titles Online system of "cell claims" as required under the new act. The property, owned 100% by GGL, now totals 4,453.8 hectares.

GGL's Happy Creek, Nevada property has the potential to host a deep-seated bonanza type epithermal gold-silver deposit, GGL, with an option to acquire a 100% interest subject to royalty payments, is looking to farm out the exploration on behalf of itself and the owner.

GGL DIAMOND CORP.



Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.